LEAD INVESTOR



Cody Shirk

I'm very excited to be the lead investor of Gerostate Alpha, a cutting edge company developing therapeutics for aging and longevity. I've visited the team at their amazing labs at the Buck Institute, in Novato, CA, where they are incubating. To say I'm impressed is an understatement - it's an amazing facility and the founders at GSA are incredibly impressive. The platform they have built is very compelling, and is likely to deliver high value drug candidates over the next few years. I'm honored to be along for the ride, as I truly believe that GSA is creating enormous value for investors and humanity.

Invested $25,000 this round

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